                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         PERENNIAL HEALTH SYSTEMS, INC.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   71366S 10 7
                                  --------------
                                  (CUSIP Number)



            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

     CUSIP No.  71366S 10 7

1   NAME OF REPORTING PERSON

        Robert J. Babine

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        767,463

6   SHARED VOTING POWER

        18,000

7   SOLE DISPOSITIVE POWER

        767,463

8   SHARED DISPOSITIVE POWER

        18,000

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        785,463

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.9%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

Item 1.

     (a)  Name of Issuer:  Perennial Health Systems, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

            325 West Main Street, Suite 1400B
            Louisville, Kentucky  40202

Item 2.

     (a)  Name of Person Filing:  Robert J. Babine

     (b)  Address of Principal Business Office:

            325 West Main Street, Suite 1400B
            Louisville, Kentucky  40202

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, No par value

     (e)  CUSIP No.:  71366S 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned: 785,463

     (b)  Percent of Class:  5.9%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        767,463 (1)
         (ii)  shared power to vote or to direct the vote:       18,000 (2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  767,463 (1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                   18,000 (2)
____________

(1)  Represents 767,463 shares held directly by Mr. Babine.
(2) Represents 18,000 shares held by a child of Mr. Babine who shares his home.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999              /s/ Robert J. Babine
                                     Robert J. Babine